                                                ------------------------------
                    UNITED STATES                          OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION      OMB Number          3235-0145
               Washington, D.C. 20549            Expires:     October 31, 1997
                    SCHEDULE 13D                 Estimated average burden
                                                 hours per form  . . . . 14.90
                                                ------------------------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  1)*


                           Territorial Resources, Inc.
                                (Name of Issuer)



                           Common Stock (no par value)
                         (Title of Class of Securities)


                                   881469 10 0
                                 (CUSIP Number)



Stephen L. Gray, 450 Sam Houston Parkway E., Suite 140, Houston, Texas 77060;
(713) 447-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                  July 19, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------------------               ------------------------------
 CUSIP No. 881469 10 0                                 Page    2    of 2 Pages
- ----------------------------------               ------------------------------

- -------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Asia Energy Ltd.
- -------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                        (b) / /
- -------------------------------------------------------------------------------
     3      SEC USE ONLY


- -------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            WC

- -------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           / /

- -------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            A corporation organized under the laws of the Province of Alberta, Canada.
- -------------------------------------------------------------------------------
                 7    SOLE VOTING POWER


                      7,218,750
   NUMBER OF     --------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
     EACH        --------------------------------------------------------------
    PERSON       9    SOLE DISPOSITIVE POWER  REPORTING
                      7,218,750
                 --------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,218,750

- -------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        / /

- -------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.70%
- -------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
- -------------------------------------------------------------------------------

                      "SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value (the "Territorial Common Stock"), of Territorial Resources, Inc., a Colorado corporation ("Territorial"). The principal executive offices and mailing address of Territorial are 450 Sam Houston Parkway E., Suite 140, Houston, Texas 77060.

ITEM 2.   IDENTITY AND BACKGROUND

     This Amendment No. 1 to Schedule 13D is filed on behalf of Asia Energy Ltd., a corporation organized under the laws of the Province of Alberta, Canada ("Asia Energy"), whose principal business is holding oil and gas interests in Asia, and whose principal business and principal office address is 900, 333 5 Avenue S.W., Calgary, Alberta, Canada T2P 3B6. This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D (the "Original Schedule 13D") filed by Asia Energy filed on or about January 11, 1996.

     The name, position with Asia Energy, address, citizenship and principal occupation or employment of, and the percentage of the outstanding shares of capital stock of Asia Energy owned by, each executive officer and director of Asia Energy are as follows:

                                                                                                   Percent Owned of Outstanding
 Name and                                                                Principal Occupation        Shares of Capital Stock
Office Held                Address                      Citizenship         or Employment                 of Asia Energy
- -----------                -------                      -----------      --------------------        -----------------------
Daniel A. Mercier          R.R. 1                        Canada          Chairman of the Board and              9.0%*
President and              Okotoks, Alberta                              Chief Executive Officer
Director                   Canada  T0L 1T0                               Territorial Resources, Inc.
                                                                         450 Sam Houston Parkway E.
                                                                         Suite 140
                                                                         Houston, Texas 77060

R.A.N. Bonnycastle         Suite 4615 Canterra Tower     Canada          President                             11.4%
Director                   400 - 3rd Ave. S.W.                           Cavendish Investing Ltd.
                           Calgary, Alberta                              Suite 4615 Canterra Tower
                           Canada  T2P 4H2                               400 - 3rd Ave. S.W.
                                                                         Calgary, Alberta
                                                                         Canada  T2P 4H2

John F. Curran, Q.C.       4500, 855 - 2nd Street, S.W.  Canada          Lawyer                                   0%
Director                   Calgary, Alberta                              Bennett Jones Verchere
                           Canada  T2P 4K7                               4500, 855 - 2nd Street S.W.
                                                                         Calgary, Alberta
                                                                         Canada  T2P 4K7

Joseph A. Mercier          Site 30, Box 5, R.R.8         Canada          President                              5.7%**
Director                   Calgary, Alberta                              Universal Gas Inc.
                           Canada  T2J 2T9                               910 - 7th Ave. S.W.
                                                                         Calgary, Alberta
                                                                         Canada T2P 3N8

Douglas N. Baker           48 Deerbrook Rd S.E.          Canada          Vice President Finance and             1.7%***
Vice President Finance     Calgary, Alberta                              Chief Financial Officer
                           Canada  T2J 6L6                               Territorial Resources, Inc.
                                                                         450 Sam Houston Parkway E.
                                                                         Suite 140
                                                                         Houston, Texas 77060
All Directors and                                                                                              27.8%
Officers as a Group

__________________
*Of such shares, 5.7% are held by the wife of Daniel A. Mercier. Mr. Mercier is the son of Joseph A. Mercier. In addition, Daniel A. Mercier's siblings owns 4% of the outstanding shares of capital stock of Asia Energy. Daniel Mercier disclaims beneficial ownership of the shares of capital stock of Asia Energy held by his father and siblings.

**See * above. Joseph A. Mercier disclaims beneficial ownership of the shares of Asia Energy owned by any of his children or their spouses.

***Such shares are owned by the wife of Mr. Baker.

     During the last five years, neither Asia Energy nor any of the natural persons named above in this Item 2: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As previously reported in the Original Schedule 13D, 5,300,000 shares (the "January 1996 Shares") of Territorial Common Stock were acquired by Asia Energy as a result of its exercise of rights under an Option Agreement, dated the 30th day of November, 1995, by and between Canadian Conquest Exploration Inc., a corporation organized under the laws of the Province of Alberta, Canada ("Canadian Conquest"), and Daniel A Mercier. Mr. Mercier assigned his rights under such Option Agreement to Asia Energy (formerly known as 668347 Alberta Ltd.) pursuant to an Assignment and Novation Agreement, dated as of the 7th day of December, 1995, by and among Canadian Conquest, Mr. Mercier and Asia Energy.


     The purchase price for the January 1996 Shares consisted of the cash payment of $450,000 (Canadian), which cash payment was paid from the working capital of Asia Energy.

     On July 19, 1996, Asia Energy acquired an additional 1,918,750 shares (the "July 1996 Shares") of Territorial Common Stock pursuant to a Subscription Agreement (the "Subscription Agreement"), dated as of July 19, 1996, by and between Asia Energy and Territorial. The purchase price for the July 1996 Shares consisted of (a) five (5) shares of SOCO Tamtsag Mongolia, Inc., a Delaware close corporation ("SOTAMO"); (b) the termination and surrender of a certain Option Agreement, dated as of March 31, 1996, as amended to date (the "SOTAMO Option Agreement"), by and between Asia Energy and Territorial, pursuant to which Asia Energy was granted a right to acquire from Territorial certain of its shares of capital stock of SOTAMO, and (c) cash in the approximate amount of US$259,078 (which cash was paid from the working capital of Asia Energy). The Subscription Agreement also required Territorial to pay or cause to be delivered to Asia Energy all amounts loaned to, or advanced to or on behalf of, Territorial by Asia Energy on or before July 19, 1996, which loaned and/or advanced amounts were equal to US$35,879 in the aggregate.

     In addition, Territorial and Asia Energy entered into an Administrative Services Agreement (the "Administrative Services Agreement"), dated as of July 19, 1996, pursuant to which Territorial is required to provide administrative services for the benefit of Asia Energy including among others preparing and filing tax returns (provided, however, that Territorial is not liable for the payment of any such taxes), preparation of certain written Asia Energy shareholder communications and financial statements, the payment of charges and other expenses relating to the operation of Asia Energy's business (such as rent, light and power rates, wages and insurance premiums (provided, however, that Territorial is not responsible for any such costs or expenses incurred without the written consent of Territorial), and the preparation of certain other Asia Energy financial records and books. The term of the Administrative Services Agreement is one year commencing on July 19, 1996, and automatically continues thereafter from time to time unless earlier terminated in accordance with its terms. The Administrative Services Agreement may be terminated at any time by either party upon written notice, and automatically terminates in the event Daniel A. Mercier ceases to be the Chief Executive Office of Territorial. The aggregate liability of Territorial under the Administrative Services Agreement is limited to $300,000 (Canadian).

ITEM 4.   PURPOSE OF TRANSACTION

     Asia Energy acquired the January 1996 Shares and the July 1996 Shares (collectively, the "Shares") for investment purposes. See Item 3, above.

     Daniel A. Mercier, the President and a Director of Asia Energy, became a Director of Territorial in 1996 and became its Chairman of the Board and Chief Executive Officer on June 20, 1996. On June 20, 1996, Richard A. N. Bonnycastle, a Director and shareholder of Asia Energy, became a Director of Territorial, and Douglas N. Baker, the Vice President Finance of Asia Energy, became the Vice President Finance and Chief Financial Officer of Territorial.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1, above beneficially owned by Asia Energy is 7,218,750 shares (previously defined as the "Shares") of Territorial Common Stock, which represents approximately 25.70% of the outstanding shares of Territorial Common Stock as of January 10, 1996.

None of the natural persons named in Item 2, above beneficially owns any shares of Territorial Common Stock, other than in connection with such person's relationship with Asia Energy, as described under Item 2, above. Each such person disclaims beneficial ownership of the Shares owned by Asia Energy.

     (b) Asia Energy has the sole power to vote and to dispose of the Shares. None of the natural persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of the Shares. No such natural person shares power to vote or to direct the vote of the Shares, nor does any such natural person share power to dispose or to direct the disposition of the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of Territorial Resources required under Item 6 to be disclosed.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A   Option Agreement, dated the 30th day of November, 1995, by and between Canadian Conquest Exploration Inc. and Daniel A.
                 Mercier. Incorporated by reference to Exhibit A to Schedule 13D filed on or about January 11, 1996.

     Exhibit B   Assignment and Novation Agreement, dated as of the 7th day of
                 December, 1995, among Canadian Conquest Exploration Inc.,
                 Daniel A. Mercier and Asia Energy Ltd. (formerly known as
                 668347 Alberta Ltd.). Incorporated by reference to Exhibit B to Schedule 13D filed on or about January 11, 1996.

     Exhibit C   Subscription Agreement, dated as of July 19, 1996, by and
                 between Asia Energy Ltd. and Territorial Resources, Inc.

     Exhibit D   Administrative Services Agreement, dated as of July 19, 1996, by and between Asia Energy Ltd. and Territorial Resources, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 30, 1996


ASIA ENERGY LTD.

By: /s/ Daniel A. Mercier
    ------------------------------

   Name:  Daniel A. Mercier
        --------------------------

   Title:  President
        --------------------------